Exhibit 99.2

Amdocs Limited NASDAQ: DOX Fiscal Q2 2024 Earnings Presentation May 8, 2024 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the October 7, 2023 attacks in Israel and evolving conflict and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed on December 13, 2023, and our Form 6-K furnished for the first quarter of fiscal 2024 on February 20, 2024. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated May 8, 2024 with respect to earnings for fiscal Q2 2024. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2024 and certain non-GAAP metrics and their reconciliations. 2 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Today’s speakers President & Chief Executive Officer Chief Financial Officer & Chief Operating Officer 3 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Earnings call agenda 1 Strategy & business performance update Shuky Sheffer, President & Chief Executive Officer 2 Financial review &outlook Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 3 Q&A

President & Chief Executive Officer Strategy and business performance update

Thanks to our amazing people around the world, we support our customers’ journeys Close to 100% Products/ Managed services Platforms contract renewals Implementation services Unique Accountability Over Model 95% successful transformations Operations 6 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Q2/24 - record revenue, continued profitable growth & margin improvement

Revenue[1]	Non-GAAP operating margin[3]	Non-GAAP EPS[3]	12-month backlog
RECORD $1.25B	18.4%	$1.56	RECORD $4.23B
Up ~2% YoY[2]	+60bps YoY +30bps QoQ driven by our ongoing initiatives to accelerate profitability	At guidance midpoint	Up ~3% YoY

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Revenue was up 1.8% YoY as reported and up 2.0% YoY in constant currency in Q224
3. Non-GAAP. See reconciliation tables in appendix

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Second quarter key highlights

Healthy second quarter sales momentum

Healthy momentum in North America:

Significant 5-year deal expanding activities in a new cloud domain; extends consumer domain engagement to 2029	AT&T
Secured new modernization awards at T-Mobile	T Mobile
5-year continuous modernization agreement	Charter
Amdocs B2B platform expanded across their product offerings	COMCAST

Expanded our customer footprint intentionally

Digital transformation project	J:COM Japan
Connectivity and network-related deals	colt UK; Leading service provider in Southeast Asia
Subscription and content management	Virgin, O2, 3, MTV Japan, FOXTEL Australia, StarHub

Unparalleled project execution

CatalogONE major upgrade	verizon
Unified BSS and OSS platform	Leading service provider in Ireland
Postpaid migration of ~55 M subscribers	true

Supporting mission-critical operations and customers' strategic moves

Extended and expanded our partnership to full cloud managed services	Major Southeast Asian service provider
Extended and expanded managed services agreement, supporting merger with Shaw	ROGERS Canada
Extended and expanded managed services agreement, supporting its acquisition of Lumen's EMEA business	colt UK

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Strategic growth framework Cloud Digital 5G, FWA Network B2B and fiber Generative AI 9 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Progress in strategic domains – Generative AI

Generative AI

Simplify and accelerate adoption of GenAI across the telecom industry

Infusing Amdocs CES with GenAI

Amdocs' flagship CES24 telco-native, GenAI led suite, **now equipped with CES Copilot, a set of embedded GenAI assistants**, powered by amAIz; **soon to be deployed at several customers**

CES
- Marketing
- Customer engagement
- Monetization
- Service & network management

Gen AI app factory

Introducing new GenAI use cases that address the key business outcomes of the communication industry



Billing Operation
Billing Q&A, Charging & Policy control
Customer Service
Billing Care, Customer Insight, Digital Support Agent
Network Operation
Network Resource Explorer, Network Issues, Analyzer
Sales & Ordering
Conversional Selling, B2B Serviceability, Order Tracking
Product/Marketing
Competitive Offer Analyzer, Segment Discovery

Leveraging strategic partners

Extending the capabilities of Amdocs amAIz through growing collaboration with industry leaders

Microsoft	Accelerating innovation by leveraging Microsoft's Azure OpenAI service
NVIDIA	Achieving production-scale cost, accuracy and latency improvements, leveraging NVIDIA's full-stack AI foundry service
aws	Integrate AWS Gen AI tools into our amAIz platform to fuel innovation across telco domains

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Progress in strategic domains—cloud Accelerate our customers’ journey to the cloud Continued strong sales momentum, on-track for double-digit revenue growth in FY2024 Selected examples Business value Upgrade and migration of Flexibilty and capacity growth, reduced Amdocs CES to Oracle operational costs, and state-of-the art cloud Mexico Cloud Infrastructure (OCI) infrastructure enabling superior services and enhanced security & customer experience Modernization of Amdocs CES suite Significant step in Optus’ modernization Australia journey Signed significant 5-year deal with AT&T expanding cloud activities to a new domain. Leverages Amdocs’ acquisition of Astadia and its technology capabilities, which supports highly sophisticated cloud migrations 11 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Progress in strategic domains – digital modernization Creating seamless digital experiences by transforming technology and IT operations for consumer and B2B customers Selected examples Business value Operational efficiencies, elevate customer experiences, Digital transformation Japan and unlock new monetization opportunities connectX: Amdocs’ SaaS cloud- Seamlessly launch a new digital brand on the cloud Brazil native platform powered by GenAI Subscription Marketplace for operating companies in Europe One-stop shop for digital subscriptions providing an extremely aggregated and convenient Subscription Marketplace experience for end users UK UK 12 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Progress in strategic domains—5G, FWA and fiber Next-generation solutions to unlock new revenue monetization opportunities, such as fixed wireless access, fiber and 5G standalone Selected example Business value OSS Inventory consolidation and Enable seamless integration and merger services enhanced agility to accelerate time-to-market for new services and offerings 13 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Progress in strategic domains—network automation Delivering dynamic connected experiences with real-time, automated networks Selected examples Business value Helix Service Assurance suite, follows Transforming fault and performance Amdocs’ acquisition of TEOCO’s management, and driving streamlined South Africa service assurance business last year assurance processes with artificial intelligence and machine learning Major service Streamlines service orchestration, unlocks provider in End-to-end service innovative monetization with AI, Southeast Asia orchestration accelerates deployment, and cuts costs Go-live of Medium Earth Orbit (MEO) Deliver connectivity services worldwide, software-enabled satellite system supported by Amdocs’ OSS solutions, encompassing Orchestration, Inventory, and Service Assurance systems 14 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Current operating environment Continued challenging environment of macro uncertainty and industry pressure Healthy market demand and high win rate for Amdocs’ innovative products and services; expect another year of double-digit cloud revenue growth Strong progress in GenAI use cases, supported by collaborations with Nvidia, Microsoft, AWS, and flagship customers Expect sequential revenue growth acceleration in fiscal H2, albeit more moderately than initially expected due to slower pipeline conversion 15

Updating our FY24 outlook

A — Revenue[1]

1.7%-3.7%

YoY growth

Expected double-digit cloud revenue growth; expect sequential revenue growth acceleration in fiscal H2, albeit more moderately than initially expected due to slower pipeline conversion

B — Free cash flow[3]

~$700 million

Represents a **healthy free cash flow yield[3,4] of ~7%**

C — Non-GAAP EBIT [2]

18.1% - 18.7%

% margin

Remain on track to deliver accelerated YoY profitability improvement, operational excellence focus, leveraging automation and AI for enhanced efficiency

D — Non-GAAP EPS[2]

7%-11%

YoY growth

Positions us to deliver **double-digit expected total shareholder returns[5]** in fiscal 2024

Remain on track to deliver accelerated YoY profitability improvement

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix
3. Excludes restructuring payments.
4. Yield = expected reported free cash flow of $700M in FY2024 as a percentage of Amdocs' market capitalization as of May 7, 2024.
5. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2024E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield at a quarterly rate of $0.479 as of share price on 11/7/2023.

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Chief Financial Officer & Chief Operating Officer Financial review & outlook

Q2 FY2024
Financial Highlights

- **Record revenue**, **+1.8% YoY** as reported and **+2.0% YoY** constant currency[1]
- North America revenue down less than **1%** YoY, reflecting slower pipeline conversion
- **Healthy** growth of **~8%** YoY in Europe
- **Record** revenue in Rest of World, up **~7%** YoY
- **Improved** operating profitability, driven by focus on **operational excellence**, and ongoing adoption of automation, artificial intelligence, and other sophisticated tools.

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

Q2 2024 Results

Q2 Revenue

$1,246 million

+1.8% YoY, +2.0% constant currency[1]
Slightly above guidance midpoint ($1,225M - $1,265M)

Q2 Non-GAAP[2] Operating Margin

18.4%, +60bps YoY

+30 bps QoQ

Q2 GAAP Diluted EPS

$1.01 including a 24-cent restructuring charge, without which EPS was in line with guidance ($1.21 - $1.29)

Q2 Non-GAAP[2] Diluted EPS

$1.56 at midpoint of guidance ($1.53 - $1.59)

Q2 2024 Revenue vs. Guidance
$ Millions



Slightly above guidance midpoint
$1,245
$1,246
Original Q2F24 Guidance (midpoint)
Q2F24A

Q2 2024 Revenue by Region
$ Millions



Rest of World ~$238
~19%
Europe ~$185
~15%
~66%
North America ~$823

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Leading Indicators Record Quarterly 12-Month Backlog in Q2F24 $ Billions & Business Model 12-month backlog growth has accelerated Visibility year-over-year over the past several quarters $4.23 $4.21 (1) 12-Month Backlog $4.14 $4.15 (1) $4.11 (1 Record-high as of March 31, 2024 ~ +3% YoY, +$20M QoQ Q2F23 Q3F23 Q4F23 Q1F24 Q2F24 12-month backlog includes: Leading Indicator Anticipated revenue related to contracts Estimated revenue from managed services contracts 12-month backlog roughly Letters of intent averages ~80% of forward Maintenance 12-month revenue Estimated ongoing support activities 19 Information Security Level 2 – Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs

Leading Indicators Managed Services Revenue: Fiscal Year to Date & Business Model $ Billions 718.9 720.3 Managed services arrangements support Visibility business model resiliency with highly 58% of recurring revenue streams, multi-year revenue engagements and high renewal rates, Managed Services and may also include large-scale digital transformation projects Q2F23 Q2F24 ~58% of total revenue in Q2 F2024 Expanded existing collaboration, signing a multi-year managed services extension agreement Multi-year agreement to refine inventory operations, bolster managed services agility, and expedite introduction of new services and Close to offerings to market 100% contract renewals Major Southeast Asian Extended and expanded multi-year BSS managed services service provider agreement, including full cloud managed services and operations and managing over 100 multi-domain non-Amdocs apps 20 Information Security Level 2 – Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs

Balance Sheet & Cash Flow

- Reported free cash flow[1] of **$113 million** in Q2 2024, including $7 million of restructuring payments
- **Ample** liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

DSO's

76 days

+2 days YoY and +1 days QoQ

DSO's may fluctuate from quarter to quarter

The sequential quarter change in unbilled receivables net of deferred revenue was $70 million in Q2, aggregating the short-term and long-term balances

The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities as well as progress on significant multi-year transformation programs we are currently running in North America.

Liquidity: Cash + Credit Facility

$1.0 billion

Ample liquidity including available $500M revolving credit facility

Baa1	BBB
Moody's	S&P

Committed to maintaining our Investment grade credit rating

Q2 2024 Free cash flow[1] bridge



FCF includes ~$7M restructuring payments
~$133
~$20
$113 *
Operating Cash Flow
Net capex & Other
Reported FCF
*Figures may not sum due to rounding

Cash, Credit Facility & Debt Position

$ Millions, as of March 31, 2024



Credit Facility
$500
Cash
~$544
$650
Liquidity
Debt (2)

1. Non-GAAP. See reconciliation tables in appendix
2. $650M senior note, maturing June 2030

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Disciplined Capital Allocation

- **Expects** free cash flow[1] (FCF) of **$700M**[6] in FY2024, equating to more than 90% cash conversion
- **~7%** free cash flow yield[2][6]
- Expects to return the **majority** of free cash flow to shareholders in FY2024

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected reported free cash flow of $700M in FY2024 as a percentage of Amdocs' market capitalization as of May 7, 2024
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023 excludes $20M non-recurring restructuring payments
6. FY2024 excludes non-recurring restructuring payments

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Q2 2024 Cash Returned to Shareholders
$ Millions


Dividends, $51
Share repurchases, $115

Board authorized quarterly dividend payment:

47.9 cents

Payable on July 26, 2024, to shareholders on record date of June 28, 2024

Returned **$376M** to shareholders through share repurchases and dividend in 1H FY2024

~$0.8B of aggregate share repurchase authorization remaining as of March 31, 2024

FCF: Four-year historical trend and FY2024E outlook
(1)(3)(4)(5)(6)


% FCF(1)(3)(5)(6) / Non-GAAP Net Income(1)
88%
140%
102%
101%
More than 90%
% of FCF(1)(3)(5)(6) Returned to Shareholders
100%
99%
104%
96%
FY2024E guidance: return majority
FCF ($M) (1)(3)(5)(6)
$527
$869
$665
$718
$700
FY2020
FY2021
FY2022
FY2023
FY2024E (3)(6)
(Guidance)
Normalized (1)(3)

FY2024 **Revenue Growth Outlook**

- **Expects** FY2024 revenue growth of **1.7%-3.7% YoY** constant currency[2]
- Expects revenue growth of **1.6%-3.6% YoY** as reported, incorporating an unfavorable foreign currency impact of ~0.1% YoY
- Cloud exceeded **20%** of total revenue in FY2023, and is on-track for **double-digit** revenue growth in FY2024E

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Revenue Growth

YoY% Growth Constant Currency[2]



2.4%
7.0%
10.3%
7.7%
3.7%
1.7%
Expects 2.7% midpoint of 1.7%-3.7% YoY outlook
FY2020 (2)
FY2021 (1)(2)
FY2022 (1)(2)
FY2023 (2)
FY2024E (2)

Quarterly sequential revenue growth to accelerate in H2 FY2024, albeit at a more moderate rate than initially expected due to a slower pace of pipeline conversion

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Profitability Quarterly Non-GAAP(1) Operating Margin: FY2018 – FY2024E(2) $ Millions Improvement FY2024E Non-GAAP(1) Operating margin target range: 18.1%-18.7% On-Track 18.7% On pace to achieve accelerated profitability improvement in FY2024 18.1% 17.8% 17.8% Non-GAAP operating margin 17.5% 17.6% will be stronger in H2 FY2024 17.5% 17.2% 17.3% 17.3% 17.2% Improvement led by ongoing efforts to optimize cost structure, and cumulative benefits of automation, 16.5% sophisticated tools and expected AI-related benefits 1. Non-GAAP. See reconciliation tables in appendix 2. Refer to https://investors.amdocs.com/ and earnings reports issued “We are relentlessly focused on improving the company’s cost on 11/8/2018, 11/12/19, 11/10/20, 11/2/2021 and 11/8/2022 for reconciliation of non-GAAP operating margin in FY2018, FY2019, structure and productivity” FY2020, FY2021 and FY2022 24 Information Security Level 2 – Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs

FY2024 Non-GAAP EPS Outlook

- Expects midpoint of non-GAAP[2] EPS growth of **7%-11%** in FY2024E
- Targeting **double-digit** expected total shareholder returns[3] for the **fourth year** running in FY2024E

Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]



4th consecutive year of double-digit expected total shareholder returns* in FY2024
14.1%
13.6%
11.7%
5.3%
3.0%
9.8%
12.1%
11.5%
11.0%
7.0%
2.3%
1.9%
2.0%
2.1%
2.3%
Expects 9% midpoint of 7%-11% YoY outlook
FY2020
FY2021 (1)
FY2022 (1)
FY2023
FY2024E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

*Non-GAAP[2] EPS growth of 9.0%, plus ~2.3% dividend yield

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price): FY2024E assumed 9% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.479 as of share price on 11/7/23
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021 and 11/8/2022 for non-GAAP reconciliation in FY2019, FY2020, FY2021 and FY2022

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Committed to ESG TM Forum Moonshot Catalyst Hosted ‘Elevating Women in Included in the S&P Global winner for our AI-based Gen AI,’ at MWC, a Sustainability Yearbook Carbon Footprint Catalog, roundtable with visionary 2024 developed with Vodafone women leaders discussing Germany, AWS, Carbon the gender gap in GenAI Footprint, and Snowflake and exploring collaborative opportunities for women in tech and society ECOVADIS: Awarded with a Gold Medal (95th percentile) 4th year running 26 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Q&A

Appendix Outlook & Reconciliation Tables

Q3 & FY2024 **Outlook**

Positioned to deliver **double-digit** expected total shareholder returns for the **fourth** year running

Q3 Fiscal 2024 Outlook

Revenue	$1,235 - $1,275 million
GAAP EPS	$1.24 - $1.32
Non-GAAP[1] EPS	$1.57 - $1.63
Share Count	116 million
Effective Tax Rate Non-GAAP[1]	High-end of annual target range of 13.0% - 17.0%

Full Year Fiscal 2024 Outlook	Updated	Previous
Revenue growth As reported	**1.6% - 3.6%**	1.1% - 5.1%
Revenue growth Constant currency[2]	**1.7% - 3.7%**	1.2% - 5.2%
GAAP EPS growth	**7.0% - 13.0%**	13.0% - 19.5%
Non-GAAP[1] EPS growth	**7.0% - 11.0%**	8.0% - 12.0%
Operating Margin Non-GAAP[1]	**18.1% - 18.7%**	18.1% - 18.7%
Effective Tax Rate Non-GAAP[1]	**13.0% - 17.0%**	13.0% - 17.0%
Free cash flow[1]	**$700 million**	$750 million

1. Non-GAAP. See reconciliation tables in appendix
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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AMDOCS LIMITED Selected Financial Metrics (In thousands, except per share data) Three months ended Six mouths ended _March 31,_ _March 31,_ 2024 2023 2024 2023 Revenue S 1,245,849 S 1,223,304 S 2,491,0+8 S 2,409,024 Non-GAAP operating income 229,434 217,737 454,675 427,275 Non-GAAP net income 183,620 179,298 367,453 355,840 Non-GAAP net income attributable to Amdocs Limited 182,697 178,592 365,773 354,929 Non-GAAP diluted earnings per share S 1.56 S 1.47 S 3.12 S 2.92 Diluted weighted average number of shares outstanding 117,125 121,359 117.331 121.430 Free Cash Flows (In thousands) Three months ended Six mouths ended _March 31,_ _March 31,_ 2024 2023 2024 2023 Net Cash Provided by Operating Activities S 132.657 S 294.476 S 315.044 S 377.702 Purchases of property and equipment, net (a) _(19,603) _(35,119) _(63,346) _(68,822) Free Cash Flaw 5 113,054 S 259,357 S 251,698 $ 308,880 I make.it O I amazing

Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Three Months Ended March 31, 2024							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 801,996	$ -	$ (13,248)	$ 2,001	$ -	$ -	$ -	$ 790,749
Research and development	91,154		(2,256)					88,898
Selling, general and administrative	147,609		(10,841)					136,768
Amortization of purchased intangible assets and other	16,198	(16,198)						-
Restructuring charges	33,160				(33,160)			-
Total operating expenses	1,090,117	(16,198)	(26,345)	2,001	(33,160)	-	-	1,016,415
Operating income	155,732	16,198	26,345	(2,001)	33,160	-	-	229,434
Interest and other expense, net	(11,650)					4,004		(7,646)
Income taxes	24,657						13,511	38,168
Net income	119,425	16,198	26,345	(2,001)	33,160	4,004	(13,511)	183,620
Net income attributable to noncontrolling interests	923							923
Net income attributable to Amdocs Limited	$ 118,502	$ 16,198	$ 26,345	$ (2,001)	$ 33,160	$ 4,004	$ (13,511)	$ 182,697

	Three Months Ended March 31, 2023					
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:						
Cost of revenue	$ 795,485	$ -	$ (10,061)	$ (1,159)	$ -	$ 784,265
Research and development	89,274		(1,703)			87,571
Selling, general and administrative	143,328		(9,597)			133,731
Amortization of purchased intangible assets and other	12,940	(12,940)				-
Total operating expenses	1,041,027	(12,940)	(21,361)	(1,159)	-	1,005,567
Operating income	182,277	12,940	21,361	1,159	-	217,737
Interest and other expense, net	(2,938)					(2,938)
Income taxes	29,030		-	-	6,471	35,501
Net income	150,309	12,940	21,361	1,159	(6,471)	179,298
Net income attributable to noncontrolling interests	706					706
Net income attributable to Amdocs Limited	$ 149,603	$ 12,940	$ 21,361	$ 1,159	$ (6,471)	$ 178,592

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Reconciliation Tables

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six Months Ended March 31, 2024							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 1,614,740	$ -	$ (26,775)	$ 3,584	$ -	$ -	$ -	$ 1,591,549
Research and development	180,361		(4,123)					176,238
Selling, general and administrative	290,113		(21,527)					268,586
Amortization of purchased intangible assets and other	32,608	(32,608)						-
Restructuring charges	33,160				(33,160)			-
Total operating expenses	2,150,982	(32,608)	(52,425)	3,584	(33,160)		-	2,036,373
Operating income	340,066	32,608	52,425	(3,584)	33,160		-	454,675
Interest and other expense, net	(21,428)					5,538		(15,890)
Income taxes	50,491						20,841	71,332
Net income	268,147	32,608	52,425	(3,584)	33,160	5,538	(20,841)	367,453
Net income attributable to noncontrolling interests	1,680							1,680
Net income attributable to Amdocs Limited	$ 266,467	$ 32,608	$ 52,425	$ (3,584)	$ 33,160	$ 5,538	$ (20,841)	$ 365,773

	Six Months Ended March 31, 2023						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 1,552,334	$ -	$ (18,716)	$ (1,284)	$ -	$ -	$ 1,532,334
Research and development	185,000		(3,187)				181,813
Selling, general and administrative	286,550		(18,948)				267,602
Amortization of purchased intangible assets and other	28,253	(28,253)					-
Restructuring charges	24,536				(24,536)		-
Total operating expenses	2,076,673	(28,253)	(40,851)	(1,284)	(24,536)	-	1,981,749
Operating income	332,351	28,253	40,851	1,284	24,536	-	427,275
Interest and other expense, net	(7,901)						(7,901)
Income taxes	44,269					19,265	63,534
Net income	280,181	28,253	40,851	1,284	24,536	(19,265)	355,840
Net income attributable to noncontrolling interests	911						911
Net income attributable to Amdocs Limited	$ 279,270	$ 28,253	$ 40,851	$ 1,284	$ 24,536	$ (19,265)	$ 354,929

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